KWESST ANNOUNCES ISSUANCE OF SHARES IN PAYMENT OF CERTAIN DEBTS

Ottawa, Ontario - November 11, 2024 - KWESST Micro Systems Inc. (TSXV: KWE and KWE.WT.U; NASDAQ: KWE and KWESW) ("KWESST" or the "Company") today announces that it intends to issue a total of 119,047 common shares at a deemed price per common share of $0.84 per share (the "Shares"), representing a 20% discount on the closing price of the Shares on the TSX Venture Exchange (the "TSXV") on the last trading day prior to this news release, for settlement for reimbursement of business expenses incurred while representing the Company in an aggregate amount of $100,000 owed to a company controlled by Mr. David Luxton, Executive Chairman of the Company (the "Debt Settlement").

Mr. Luxton will be issued an aggregate of 95,238 Shares for the Debt Settlement. Accordingly, the issuance of such Shares to Mr. Luxton pursuant to the Debt Settlement constitutes a "related party transaction" as such term is defined under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). KWESST is relying on exemptions from the formal valuation and minority shareholder approval requirements provided under MI 61-101 pursuant to section 5.5(a) and section 5.7(1)(a) of MI 61-101.

The terms of the Debt Settlement and the agreements related thereto were submitted and unanimously approved by way of a resolution adopted by all the directors of the Company, other than Mr. Luxton who declared his interest in connection with the Debt Settlement. The board of directors determined that the Debt Settlement was in the best interest of the Company as it will allow the Company to preserve its cash position.

The Shares to be issued pursuant to the Debt Settlement will be subject to a four-month hold period pursuant to applicable Canadian securities legislation and the policies of the TSXV. The securities issued under the Debt Settlement have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and were not to be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful. The Debt Settlement remains subject to the approval of the TSXV.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The Company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada as well as representative offices in London, UK and Abu Dhabi, UAE.

For further information, please contact:

Kris Denis, Chief Financial Officer and Chief Compliance Officer

+1 (613) 250-9752

denis@kwesst.com

Sean Homuth, President and CEO

homuth@kwesst.com

Jason Frame, Investor Relations

+1 (587) 225-2599

frame@kwesst.com

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including general economic and stock market conditions; loss of markets; and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.